     Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

            The following update was posted to The Gillette Company’s internal web site:

International Festival – April 6, 2005

A. G. Lafley

I want to welcome all of you to this year’s International Festival. This event is a great opportunity for all of us to celebrate the remarkable diversity of our organization. Even more important, it’s an opportunity for each of us to keep learning about how to leverage the tremendous power of diversity in every part of our business.

PERSONAL STORY

ASIA – THE 21ST CENTURY MELTING POT

Diversity is a business strategy for P&G. It’s an intentional choice that creates sustainable competitive advantage. It is implicit in the Company’s Purpose, and explicit in the Company OGSM.

We simply cannot create brands and products to improve the lives of the world’s consumers unless we understand and value the diversity of those we serve and work with.

There are more than six billion people on the planet. We serve about two and a half billion of them today with P&G brands and products and services. The people we serve, and those we have yet to serve, are unique individuals. They’re hard to get to know, hard to understand. But the better we understand them, the better equipped we will be to create the products and brands that meet their needs.

We also have an opportunity to leverage diversity through the contributions we make to the world around us. P&G has a long history of helping to improve quality of life in the communities where P&G people live and work. Today, those communities are as diverse as the consumers we serve.

Just think about the cities and towns around the world that P&G people call “home” – Kobe, Japan; San Jose, Costa Rica; Chengdu, China; Mumbai and Mandideep, India; Brussels, Belgium; Jackson, Tennessee, USA; Novomoskovsk, Russia. In every one of these P&G home towns, we have the opportunity to help children grow and develop; to help communities prosper and thrive; to be a role model as a corporate citizen. This, too, is part of our commitment to diversity.

Nurturing and leveraging diversity is at the heart of who we are and who we aspire to be as a community of P&G’ers.

It’s that simple.

The good news is that we have abundant diversity to leverage. When I joined P&G in the ‘70s, it was basically an American company. Today, we are no longer just an American company doing business overseas. As I mentioned a moment ago, we are a genuinely global organization. We have on-the-ground operations in more than 80 countries and P&G’ers represent more than 140 nationalities worldwide.

The Company’s leadership team is also far more diverse than it was just a few years ago. More than half of the presidents are from outside the U.S. They hail from 11 different countries. Almost all of us have now managed businesses in at least two major regions of the world. Most of us have handled a developing region and a developed region. So, we are far more knowledgeable about how to serve diverse consumers, and how to operate in different markets and cultures.

We also have greater gender balance in the Company. 37% of P&G managers are women, and they are at every level of the company. Two are among Fortune’s Most Powerful Women in Business:

  Susan Arnold is one of four vice chairs, and leads Beauty Care, the fastest growing business unit in the Company.

  Deb Henretta runs Baby Care, one of P&G’s four core businesses, and the home of Pampers, the Company’s only six-billion-dollar brand.

Daniella Riccardi is another excellent example. She’s an Italian woman who has managed P&G brands and businesses in Rome, Brussels, Bogota, Mexico City, Caracas, Moscow – and she was just recently named president of P&G’s business in Greater China.

These are just a few examples. There are many more. Diversity comes in different forms. It’s not only gender, ethnicity, and culture. P&G people also have remarkably diverse life and career experiences, leadership styles, thinking styles, and more.

We need to take advantage of all of these unique and special differences. We need to define diversity broadly and leverage it to its fullest.

That’s easy to say, of course. But, it doesn’t happen automatically. We have to be intentional about it, and we have to make it part of everything we do.

I want to be very clear about this point. Diversity must be more than a “nice to do” priority. It must be far more than an HR goal.

I want P&G to be a global leader in diversity – a company whose “where to play” business strategies are focused on serving diverse consumers around the world; whose “how to win” strategies include developing and leveraging the brilliance of a highly diverse organization; whose reputation is strengthened by the enduring impact we make on a diverse mix of communities worldwide.

We are making progress toward this vision.

Diversity is shaping business strategies. One of the five “where to play” choices on the Company OGSM is to win with lower-income consumers, in developed and developing markets alike. Winning with these consumers will be a disproportionate engine of growth for P&G in the years ahead.

We have a number of early successes. Brands such as Tide, Crest, Pampers, and Naturella are leading the way in markets like Mexico, China, Russia, and Poland. But there is much yet to learn and do.

I’m encouraged by some of the innovative steps P&G people are taking to better understand and serve consumers from all walks of life.

For example, the Colombia MDO created a character – “Flor de Pachón” – to help employees get to know the consumers we are not serving as fully today as we can. You’ll find Flor de Pachón around the Colombia offices -- in meeting rooms and on people’s desks. They’ve produced a video that portrays a day in her life with her family. And they’ve implemented a “Consumer Closeness Program” that enables employees to live with a lower-income family and experience their day-to-day life. These are small steps, but they are helping to build greater awareness of how we can improve all consumers’ lives.

We are also taking a number of steps to attract, retain and inspire a diverse organization of men and women. One of these steps is to implement progressive workplace policies.

For example, we are offering more flexible work options in many parts of the world to help families balance work and personal responsibilities. We offer maternity and paternity options for new parents. And we are now offering some “location-free assignments” that permit people to work from virtually anywhere in the world.

The third way we’re nurturing diversity is by stepping up our efforts to improve the quality of life in P&G communities worldwide. We have just announced the “Live, Learn and Thrive” corporate cause platform. The aim of this platform is to help children in need on three levels: to help them live by ensuring a healthy start; to provide them with places, tools and programs that enhance their ability to learn; and to help them develop skills for life so they can thrive. This is yet another example of our commitment to ensure that diversity is driving P&G efforts and results in every part of the business.

I could go on. There are many examples and opportunities, but the key point is that to develop and leverage diversity to its fullest,

we must be intentional – as a company, and as individuals. Diversity requires goals and strategies that demand it, a culture that values it, and leadership behaviors that inspire it.

It’s on this point that I want to close.

We talk a lot about the importance of being in touch. This is not just words on paper. It’s an attitude. A set of behaviors. It’s what P&G should be known for everywhere we do business.

And it has everything to do with diversity.

Organizations that are in touch are far more capable of understanding consumers from all walks of life. They are far more capable of understanding, appreciating and leveraging their own diversity. They’re more capable of tapping the diversity of outside partners.

Why is this?

To be in-touch is to be a listener... to be inter-dependent and inter-connected… to practice and to believe passionately in diversity and inclusion.

Being in touch also requires a blend of IQ and EQ – Intelligence and Empathy. EQ is incredibly important in a diverse, people-intensive business like ours. Most of our creativity and innovation happens in teams, and often the team-mates are working in different parts of the world. To lead in this kind of environment, we need a balance of intellectual skills and empathic skills. We have to develop the intuition to understand and appreciate people’s intentions, feelings and motivations – all of which have been shaped by experiences that may be sharply different from those we’ve grown up with ourselves.

In the end, it’s all about the respect we have for individuals – for the consumers we serve and for the people inside and outside P&G with whom we work every day.

It takes all of us. So, in the spirit of this International Festival, let’s continue to learn from each other.

Let’s continue to develop an environment in which people bring their whole selves to work…where the differences between us are as valued and valuable as what we have in common.

Let’s reaffirm our commitment to P&G’s purpose, to improve life every day – for consumers, for one another, and for the communities where we live and work.

Let’s be inspired by the belief – and the proof – that Diversity Works.

Thank you.

***

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company,

Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.